October 8, 2010

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Intelligent Communication Enterprise Corporation
Form 10-K for the Year ended December 31, 2009 Filed April 15, 2010
File No. 000-10822

Dear Mr. Spirgel:

We are in receipt of your comment letter dated September 16, 2010.  Set forth below are your comments, followed by our responses:

Form 10-K for the Year ended December 31, 2009

Cover Page

1.
We note that you checked the “Yes” box in connection with whether you have posted your Interactive Data Files pursuant to Rule 405 of Regulation S-T.  This appears to have been done in error.  Please advise.

Response:
The “Yes” box in connection with whether the Company has posted its interactive data files pursuant to Rule 405 of Regulation S-T was checked in error.  We will file an amendment with the “Yes” box unchecked.

Item 1. Business Background

2.
We note the corporate actions described on page two including the reverse and forward splits, and the acquisition of Radius and Solesys.  However, no proxy or information statements filed relating to those actions appear to have been filed, and it appears that the 2004 Bankruptcy Order would not cover these transactions.  Please advise how the company took such actions in compliance with state law and Section 14 of the Securities Exchange Act of 1934 including, but not limited to, Note A of Schedule 14A.

Response:	Shareholder approval was not required for any of the corporate actions in question. Our analysis is provided below:

13 Spottiswoode Park Road, Singapore 088640
Telephone +65 6324 0225

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

1-for-250 Share Reverse Split on July 21, 2008, and 1-for-600 Reverse Split on October 20, 2009.  These reverse splits were conducted under the authority granted the Company’s board of directors in the 2004 bankruptcy order.  The Second Amended Joint Plan of Reorganization dated August 3, 2004, provided as follows:

Additionally the Board of the Reorganized Debtor will have the following special powers, none of which shall require the consent or affirmative vote of any shareholders:
.  .  .  .
d.           To reverse split or split the stock in the Reorganized Debtor as many times as desired for a period of five years from the Effective Date.

The Plan defined “Effective Date” as 30 days from the Confirmation Date, which was defined as the date on which the Order confirming the Plan was entered by the Court.  The bankruptcy order was entered by the court on October 14, 2004, which means that the Effective Date was November 14, 2004, and the authority to reverse split the stock extended through November 14, 2009.

Because these reverse splits were authorized under the bankruptcy order, shareholder approval was not required.  Accordingly, the Company was not required to file or deliver any proxy or information statement in connection with either of these reverse splits.  As the Company understands the reference to Note A of Schedule 14A in this comment, the concern was that if the Company were required to obtain stockholder approval for these reverse splits, and if the newly available authorized but unissued shares resulting from those reverse splits provided the Company the ability to make the acquisitions of Radius-ED Limited and Solesys S.A., then all of the relevant information concerning the acquisitions would have been required to be provided to the shareholders in the proxy or information statement delivered to the shareholders in connection with one or both of the reverse splits.  The Company believes the fact that both reverse splits were authorized under the bankruptcy Order and shareholder approval was not required should obviate that concern.

In connection with preparing this response, the Company has discovered that an incorrect version of the Second Amended Joint Plan of Reorganization was filed with the Company’s current report on Form 8-K on November 12, 2004.  A copy of the correct Plan is attached as Attachment A to this letter and can be confirmed through PACER if there is any question.  The Company proposes to file an amendment to the 8-K filed November 12, 2004, attaching the correct exhibit, and including an explanatory note as follows:

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Intelligent Communication Enterprise Corporation has discovered that an incorrect copy of the Second Amended Joint Plan of Reorganization was filed with the Company’s 8-K filed November 12, 2004.  This amendment is being filed in order to file the correct copy of the Second Amended Joint Plan of Reorganization.  The Plan is now of only historical interest, because the Company no longer retains any of the authority granted under the Plan and the corresponding Order of the United States Bankruptcy Court for the Western District of Pennsylvania.

3-for-1 Share Forward Split on February 5, 2010.  This forward split was approved by the Company’s board of directors, without shareholder approval, as permitted by Pennsylvania state law.  Section 1524(b) of the Pennsylvania Consolidated Statutes Ann. provides that:

(b)           Issuance without consideration. --Except as otherwise restricted in the bylaws, upon authorization by the board of directors, the corporation may issue or distribute its own shares pro rata to its shareholders or the shareholders of one or more classes or series, if the relative rights of the holders of any class or series are not adversely affected thereby, to effectuate stock dividends or splits, and any such transaction shall not require payment of consideration.

The Company’s bylaws do not impose any restriction on the board’s authority in this regard.  Accordingly, no shareholder approval was required and no proxy or information statement was required to be filed or delivered to the shareholders in connection with the forward split.

Acquisitions of Radius –ED Limited and Solesys S.A.  On November 12, 2009, the Company acquired Radius-ED Limited for 54,255,318 shares of the Company’s common stock valued at $8,500,000 and a convertible promissory note for $1,500,000.  On January 20, 2010, the Company acquired Solesys S.A. for 28,944,723 shares of the Company’s common stock valued at $9,600,000.  Under Pennsylvania law and the Company’s articles of incorporation and bylaws, neither of these transactions required stockholder approval.  Section 1721 of the Pennsylvania Consolidated Statutes Ann. provides that:

Unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated in section 1502 (relating to general powers) and elsewhere in this subpart or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Neither Pennsylvania law nor the Company’s articles of incorporation or bylaws impose any restriction on the board of directors’ authority to issue common stock in order to make the acquisitions of Radius and Solesys.

3.	Please revise to disclose the complete history of the actions disclosed on page two, including the role(s) of all parties and their affiliates associated with such events.

Response:	We propose to file an amendment including disclosure revised as follows:

Intelligent Communication Enterprise Corporation was incorporated in Pennsylvania in 1972 as Coratomic, Inc.  In 2006, we merged with Mobiclear Ltd. and changed our name to Mobiclear Inc.  On December 14, 2009, we changed our name to Intelligent Communication Enterprise Corporation.

On November 7, 2007, MobiClear Inc. (MobiClear – Philippines) was incorporated in the Philippines.  Initially we held a one-third equity interest and the remaining two-thirds equity interest was held by Bastion Payment Systems Corporation~~,~~.  Bastion Payment Systems Corporation was an affiliate of ours by virtue of that fact that one of our directors, Simoun Ung, was also a director of Bastion.  On September 18, 2008, we acquired the remaining two-thirds of Mobiclear – Philippines from Bastion in exchange for 6,250 shares of our common stock in a transaction valued at $37,500.  We presently develop and host our Personal Identity Verification, or PIV, products and solutions through MobiClear – Philippines.

On July 24, 2008, we incorporated Mobiclear Inc. – British Virgin Islands as a wholly owned subsidiary through which we contract with our international suppliers and clients.

On November 12, 2009, we acquired all of the issued and outstanding shares of Radius-ED Limited (“Radius”) from Whitefields Capital Limited, our then-majority shareholder, in exchange for 54,255,318 shares of our common stock valued at $8,500,000 and a convertible promissory note for $1,500,000.  We presently operate our proprietary messaging platforms and global infrastructure and provide messaging solutions and mobile-marketing programs through Radius.

On January 20, 2010, we acquired all of the issued and outstanding shares of Solesys S.A. from Whitefields Capital Limited in exchange for 28,944,723 shares of our common stock valued at $9,600,000.  At the time of that transaction one of our directors, Bala Balamurali, was also a director of Whitefields.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

4.
We note the reference on your cover page to 93,725,841 shares of issued and outstanding common stock as of April 9, 2010.  Please advise how you calculated this number and supplementally provide a chronological history of all issuances of common stock by the company since October 14, 2004.  Additionally, please advise how the issuances described on page F-15 were “unrestricted” and, in light of the reference to “unrestricted” securities, please note in your response whether each issuance since October 14, 2004 was “restricted” or “unrestricted.”  With your response, please cross-reference each filing in which each issuance was first disclosed, with the identities of purchasers, and note all affiliations with current or past shareholders.

Response:	The 93,725,841 shares of common stock issued and outstanding as of April 9, 2010, were calculated as follows:

Shares outstanding at December 31, 2009	62,381,118
Shares issued for Solesys acquisition	29,994,723
Shares issued March 31, 2010	1,350,000

Total reported on Form 10-K	93,725,841

The issuances described on page F-15 were made as authorized by the bankruptcy Plan and Order.

In issuing the securities referenced on page F-15, the Company relied on the legal opinions of Steven T. Shreve, Esq., copies of which are provided at Attachment B to this letter.

The chronological history of stock issuances from October 14, 2004, with the additional information requested, is provided at Attachment C to this letter.  The Company recognizes that some of the collateral information requested is incomplete; specifically, the Company has been unable to identify the disclosure of certain 2005 and 2006 stock issuances in the Company’s periodic reports and the Company has been unable to determine whether certain shares issued in 2005 and 2006 (and an issuance in early 2007) bore a restrictive legend.  The Company wishes to emphasize that it has undergone several changes in its executive officers and board of directors since those issuances occurred, in addition to changes in its independent public accounting firm, legal counsel, and transfer agent.  Efforts to contact the Company’s former employees and agents have not yet yielded the missing information.

Nature of Business, page 2

5.
Discuss the geographic markets initially targeted by the company.  Explain the types and locations of customers solicited by the company.  We note how the company plans to generate revenues but it is not clear how and where the company markets its services.

Response:	We propose to file an amendment revising the Nature of Business disclosure as follows:

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

We operate as a global mobile-messaging company using proprietary platforms operated by Radius.

We offer “targeted” mobile-messaging services – text and multimedia messages that provide our customers with the ability to make contact with a higher proportion of customers who are likely to respond to the received messages.

Our coverage is global through the interfacing of our platform with our international telco providers.  We base our marketing out of our operation offices in Malaysia and through in-house representatives in Europe as well as selected resellers.

We will be providing our customers with the ability to conduct transactions with their customers, using our PIV platform to provide transactional security.  We will also be providing location-based mobile communication services using the technology that is being tested by Solesys at the time of this report.

Risk Factors, page 6

Our Management has Identified .  .  .  , page 7

6.
Please expand this risk factor to discuss the costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K, as noted on pages 15 - 16.

Response:	We propose to file an amendment including the following expanded risk factor:

Our management has identified significant internal control deficiencies, which management and our independent registered public accountants believe constitute material weaknesses.

Our management has identified significant internal control deficiencies, which management and our independent registered public accountants believe constitute material weaknesses.

In connection with the preparation of our financial statements for the year ended December 31, 2009, certain significant internal control deficiencies became evident to management that, in the aggregate, represent material weaknesses, including:

•	lack of independent directors on our audit committee;

•	insufficient segregation of duties in our finance and accounting function due to limited personnel;

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

•	insufficient corporate governance policies; and

•	accounting for technical matters.

As part of the communications by our independent registered public accountants with our audit committee with respect to audit procedures for the year ended December 31, 2009, our independent registered public accountants informed the audit committee that these deficiencies constituted material weaknesses, as defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board.  We cannot be certain that we will have the necessary financing to address these deficiencies or that we will be able to attract qualified individuals to serve on our board.  Our failure to successfully remediate these issues could lead to heightened risk for financial reporting mistakes and irregularities and a further loss of public confidence in our internal controls that could harm the market price of our common stock.

During the 2010 fiscal year management will undertake appropriate and reasonable steps to make the necessary improvements to implement changes to remediate the deficiencies, including attracting independent directors, reorganizing our internal administrative functions and duties, and updating internal control processes, including formal risk assessment of our financial reporting processes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

7.
We note your statement on page 13 that, with the acquisition of Radius and its subsidiary companies in 2009, you no longer consider yourself a development-stage enterprise effective as of January 1, 2009.  We also note your disclosure on page eight of the Company’s Form 10-Q for the period ended September 30, 2009 that, since December 2, 2005, the Company had not yet generated any significant revenues and had incurred operating losses totaling $13,087,758.

Because the company appears to have had no or nominal operations and assets consisting of cash and cash equivalents and nominal others, it would have been considered a shell company prior to the Radius acquisition.  Please see Exchange Act Rule 12b-2.  Please provide a detailed legal analysis supporting your assertion that you were not a shell company prior to the Radius acquisition, as noted on the company’s Form 10-Q for the period ended September 30, 2009.

Response:	Intelligent Communication Enterprise acquired 100% of the shares of Radius from Whitefields Capital Limited, the majority shareholder of Intelligent, on November 12, 2009.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Whitefields Capital had previously acquired 100% of the shares of Radius from the founders such that at the time prior to Intelligent acquiring the shares of Radius, both Intelligent and Radius had common controlling ownership.

In accordance with Financial Accounting Standard Board’s Topic 805, Business Combinations (formerly Statement of Financial Accounting Standards No. 141-R; Appendix D, paragraph D8), for entities under common control the financial information for the 2009 fiscal year combines the results of both Radius and its subsidiary companies with those of Intelligent and its subsidiary companies.  Topic 805 requires companies to combine their results as of the beginning of the year that there was first common control, in this case January 1, 2009.

Form 10-Q for the period ended September 30, 2009, was filed October 29, 2009, before the date of acquisition of Radius and its subsidiary companies.  The phrase:  “since December 2, 2005, the Company has not yet generated any significant revenues and has incurred operating losses totaling $13,087,758” is part of the standard Going Concern disclosure, which has been included in every periodical Form 10-Q and Form 10-K filed by the Company and its predecessors, prior to the acquisition, which was completed in the fourth quarter of 2009.

One of the tests for emerging from the development stage, and the most easily measurable, is generating revenue from a company’s principal operations.  Development-stage companies must disclose expenses since inception, for example, since they do not really have an operating cycle of one year.  Appropriately, the Company reported as a development-stage company as of its September 30, 2009 Form 10-Q, before the acquisition.  After the acquisition, the Company left the development stage and development-stage reporting was no longer appropriate, since the acquired company was generating revenues.  Due to nature of the accounting for the acquisition, the companies were considered combined as of the first day of that reporting year.  Since revenues and operations were included since that date, the Company would appropriately no longer be reporting as a development-stage company, retrospective to that date for its 10-K filing relating to the entire 2009 year.  Because there was no common ownership in 2008, the 2008 financial statements were appropriately only those of Mobiclear, a development-stage company.

Intelligent, under its former corporate name Mobiclear, has been in the business of developing its Personal Identification Verification business from Mobiclear’s inception on December 2, 2005 to the current date.  The development of this business did not require a significant amount of physical assets as the product is software related and development costs were expensed as incurred.  This product has been completed and is currently being marketed as iCEmat (mobile authentication technologies).

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Under Rule 12b-2, the test for whether a registrant is a “shell company” is whether it has: (1) no or nominal operations; and (2) Either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

As described above, the Company had significant ongoing operations in the development of its Personal Identification Verification business that have led to the currently marketed iCEmat (mobile authentication technology).  At all relevant times, these operations were more than nominal, and as a result the Company was not a “shell company” as defined in Rule 12b-2 immediately prior to the Radius acquisition.

8.
We note your disclosure on page 6 that you “are currently insolvent” and in arrears on your current accounts.  Please expand to discuss in detail your viable plans to become solvent and current on your accounts.

Response:	We propose to file an amendment including the following expanded discussion in Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Risk Factors:

Our independent registered public accountants have issued an audit opinion that includes a going concern uncertainty.

At December 31, 2009, and for the fiscal year then ended, as in previous years, we had a net loss and negative working capital, which raises substantial doubt about our ability to continue as a going concern and caused our independent registered public accountants to include an explanatory paragraph in their report on our financial statements with respect to that uncertainty.  For the fiscal year ended December 31, 2009, we had revenues of $9.7 million.  We are currently insolvent, and we are in arrears on our current accounts.  Our ability to continue operations will depend ~~on positive cash flow from future operations and on our ability to raise additional funds through equity or debt financing~~the successful implementation of management’s initiatives to: (i) minimize cost of sales; (ii) improve margins of the main revenue-generating operation, the mobile-messaging business; (iii) replace a loss-creating carrier partner with new, more profitable carrier partners with improved message-routing arrangements to increase margins; (iv) restructure administration to reduce costs; and (v) persuade certain creditors to either provide extended payment terms or convert debt to stock.  If we are unable to raise or obtain needed funding, we may be forced to discontinue operations.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Plan of Operation

Our continued operation continues to be dependent on funds from operations providing the majority of funds, however, we will also be required to raise sufficient funds through the sources available to us, primarily issuance of stock through private placement or facilities in place with affiliated companies to fully cover our expected cash flow needs.

We continue to sign contracts with customers and expand our business; and we generated $9,659,000 in total revenue during 2009.  However, management estimates that we will still need to raise approximately $2.0 million throughout 2010 to pay our creditors and to enable us to develop and properly launch our new products.  We anticipate that approximately $1.0 million of this will be used to pay off existing accounts payable, accrued expenses, notes payable and shareholder advances.

In addition, management plans to make the Company profitable and increase liquidity by: (i) minimizing cost of sales; (ii) improving margins of the main revenue-generating operation, the mobile-messaging business; (iii) replacing of loss-creating carrier partners with new, more profitable carrier partners with improved message-routing arrangements to increase margins; (v) restructuring administration to reduce costs; and (vi) discussing with certain creditors to either provide extended payment terms or convert debt to stock.

Evaluation of Disclosure Controls and Procedures, page 15

9.
It is unclear to us how you were able to conclude that your disclosure controls and procedures were effective considering the fact that you disclose in great detail a number of material weaknesses evidencing that you do not have sufficient capability to prepare US GAAP financial statements in compliance with our rules and regulations.  In this regard, we specifically note your statement that there are “certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the Securities and Exchange Commission.”  Please revise your conclusion or tell us why you continue to believe that your conclusion of effectiveness of disclosure controls and procedures is appropriate.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Response:
In light of our reconsideration of the material weaknesses we reported in our internal controls over financial reporting, we have determined that, although we feel confident that our financial statement disclosures are complete and accurate, we believe the disclosure controls and procedures that were in place were not effective.

We therefore propose to file an amendment including the following disclosure:

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of December 31, 2009, pursuant to Rule 13a-15(b) under the Exchange Act.  Based upon that evaluation, our Certifying Officers concluded that, as of December 31, 2009, our disclosure controls and procedures were not effective.

Certain Relationships and Related Transactions, and Director Independence, page 22

10.	Revise to make clear what the total of $829,187 represented. Clarify if these amounts represented loans by the affiliates to the Company, and if so for what.

Response:	We propose to file an amendment including the following disclosure:

In August 2009 certain former directors, officers, and affiliated companies assigned a total of $829,187, comprised of $125,088 of services provided by affiliated companies, a loan from a director in the amount of $26,260, which was used to pay professional fees on behalf of the Company, $49,223 of unreimbursed expenses advance on behalf of the Company, accrued and unpaid interest of $35,190, and accrued and unpaid salaries and fees of $593,426, to a company controlled by a former director of the Company.  These amounts were then consolidated into a single demand convertible note in the amount of $829,187 (“the consolidated convertible note”).  This note was unsecured and non-interest-bearing, except when in default when the interest rate becomes 18% per annum.  The note was convertible into shares of our common stock.  This note was converted into 2,997,060 fully paid shares of our common stock on October 30, 2009.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Financial Statements

Note 3. Acquisition of Radius-ED and Subsidiaries, page F-13

11.
We note that you accounted for the acquisition “using the pooling-of-interest method,” the 2009 financial statements represent the “combined companies” and the 2009 financial statements represent only you.  It appears to us that you should account for this acquisition as a reverse acquisition under ASC 805-40.  Please revise your financial statements accordingly or tell us in detail why your accounting is appropriate and refer to your basis in the accounting literature.

Response:	Intelligent Communication Enterprise acquired 100% of the shares of Radius from Whitefields Capital Limited, the majority shareholder of Intelligent, on November 12, 2009.

Whitefields Capital had previously acquired 100% of the shares of Radius from the founders such that at the time prior to Intelligent acquiring the shares of Radius, both Intelligent and Radius had common controlling ownership.

In accordance with Financial Accounting Standard Board’s Topic 805, Business Combinations (formerly Statement of Financial Accounting Standards No. 141-R; Appendix D, paragraph D8) for entities under common control the financial information for the 2009 fiscal year combines the results of both Radius and its subsidiary companies with those of Intelligent and its subsidiary companies.  Topic 805 requires companies to combine their results, using the pooling-of-interest method, as of the beginning of the year that there was first common control, in this case January 1, 2009.

This transaction was not accounted for as a reverse acquisition because it did not have the characteristics common to a reverse acquisition as described in ASC 805-40 or in the SEC Financial Reporting Manual in Topic 12:  Reverse Acquisition and Reverse Capitalizations.  Radius was first acquired by Whitefields Capital Limited in a transaction that was valued at approximately $3.155 million (as disclosed in Note 3 to the 2009 financial statements).  Whitefields acquired Radius ED by payment of (1) cash and (2) Mobiclear common stock that was owned by Whitefields.  Whitefields retained majority ownership of Mobiclear after the transfer of cash and Mobiclear shares to the former owners of Radius ED.  In other words, the former owners of Radius ED did not become majority owners of Mobiclear after the acquisition of Radius ED.  If that were the case, this would be indicative of a reverse acquisition.  The owners and management of Radius ED were replaced by owners and management of Whitefields.  As the companies were under common ownership, Whitefields caused the combination of the two companies as described in the 2009 financial statements.  The name of the Company was then changed to Intelligent Communication Enterprise Corporation.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Typically in a reverse acquisition, the owners and management of the operating company (the legal acquiree/accounting acquiror) gain actual or effective voting or operational control of the successor company.  Often times, concurrent with a reverse acquisition, the successor company changes its name to that of the operating company.  At the time of the original acquisition of Radius ED, the original management of Radius ED did not succeed.  At the time of the combination of Radius and Mobiclear, the majority owners and managers of each company were the same individuals and those individuals remained in place at the time of the name change to Intelligent.  The former members of Radius management are no longer actively involved in the management of the successor company.  The purpose of the acquisition of Radius ED was the first step in the Company’s efforts to building a business model that would incorporate and/or integrate the technologies provided and by building on the relationships established with customers and supplier contracts held by Radius ED and combining them with the intellectual property owned by Mobiclear and further enhanced by the acquisition of the intangible assets that were acquired in the acquisition of Solesys S. A.

Note 13. Segment Information, page F-22

12.	Please provide the disclosures as required by ASC 280-10-50-41.

Response:	We propose to file an amendment including the following disclosure:

Note 13.  Segment Information

The Company views its operations in two ~~lines of~~global business segments – (1) corporate and PIV; and (2) mobile messaging.  The following summary financial information by segment for the years ended December 31, 2009 and 2008, as taken from the internal management reports, is as follows:

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 3. Note Receivable, page 14

13.
Please tell us why the sale of Radius-ED Limited and Radius-ED Inc. was not accounted for as discontinued operations.  Refer to your basis in the accounting literature.  Also, tell us why no gain or loss was recorded on the sale of these entities for $500,000 on June 11, 2010, for which you initially paid approximately $3.9 million on November 12, 2009.

Response:
The Radius-ED Group acquired by Intelligent in the November 12, 2009, transaction with Whitefields Capital comprised of three corporate entities – Radius-ED Limited, the parent company, and Radius-ED Sdn. Bhd. and Radius-ED Inc.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

Radius-ED Inc. has never carried on active business.  The business operations of the Radius Group were carried out through both Radius-ED Sdn. Bhd. and Radius-ED Limited – with the business operations being centered out of the offices in Kuala Lumpur.

In the second quarter of 2010, Intelligent’s management decided to internally restructure their operations, including those of the Radius-ED Group.  Key business assets of the Radius-ED Group were transferred from Radius-ED Limited to be held directly by the parent entity, Intelligent Communication Enterprise Corporation.  The assets transferred included: (i) all the issued and outstanding shares of Radius-ED Sdn. Bhd.; and (ii) cash, accounts receivable, accounts payable, customers, and suppliers from Radius-ED Limited.

The net result was that Radius-ED Limited was left with: (i) receivables from customers that were no longer part of Intelligent’s operations going forward; (ii) shares of Radius-ED Inc.; and (iii) certain accounts payable and supplier contracts that were no longer part of Intelligent’s operations going forward.  When Intelligent first assessed the Radius-ED Group prior to the acquisition in November 2009, the supplier contract that was not transferred out of Radius-ED Limited was internally valued at $500,000 and this provided the determination for the sales price of the Radius-ED Limited shares.

Intelligent retained all of the operations and assets that formed the nucleus of the acquisition of November 12, 2009.

Intelligent sold all of the issued and outstanding shares of Radius-ED Limited in an arm’s-length transaction for $500,000.

Exhibits

14.
We note the incorporation by reference contained in Post-Effective Amendment to Form S-8 filed on April 9, 2010.  We also note that no consent of your auditors was included at the time of the filing of this Form 10-K.  Please advise.

Response:	We propose to file the required consent with the amendment to the Annual Report on Form 10-K.

____________________________

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2010

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Luther L. Jao

Luther L. Jao
President

ATTACHMENT A

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

IN RE:	Bankruptcy No. 03-23239-MBM

BICO, INC., f/k/a	Chapter 11
Biocontrol Technology, Inc.,
Document No.
Debtor.

SECOND AMENDED JOINT PLAN OF REORGANIZATION
BICO, Inc. the Debtor in this Chapter 11 Case, by and through its Counsel, Steven T. Shreve, and PHD Capital, the Joint Plan Proponent, by and through its Counsel, Robert O. Lampl and John P. Lacher, propose this Second Amended Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code.
DEFINITIONS
The following terms when used in the Plan will, unless the context otherwise requires, have the following meanings respectively:
a.           Allowed Claims - means a claim (a) in respect of which a proof of claim has been filed with the Court within the applicable period of limitation or (b) scheduled in the list of creditors prepared and filed with the Court and not listed as contingent, disputed or unliquidated as to amount, in either case as to which no objection to the allowance thereof has been determined by an order or judgment which is no longer subject to appeal or certiorari pending.

b.           Allowed Administrative Claim - means all or that portion of any administrative claim which either (a) has been allowed by final order, or (b) was incurred by the Estate of the Debtor in the ordinary course of business during these reorganization proceedings.
c.           Claim - means any right to payment, or right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, against the Debtor in existence or whether or not such right to payment or right to an equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, secured or unsecured.
d.           Class - means any class into which allowed claims or allowed interests are classified pursuant to Article III hereof.
e.           Code - means the Bankruptcy Code, 11 U.S.C. 101 et seq.
f.           Confirmation Date - means the date on which the order confirming the Plan is entered by the Court.
g.           Confirmation Order - means the entered order of court confirming this Plan.
h.           Contested Claims - means any claim for which a proof of claim and an objection to such proof of claim have been filed with the Court and the allowance or disallowance of which will not have been determined by the Court as of the Effective Date.
i.           Court - means the United States Bankruptcy Court for the Western District of Pennsylvania where the Chapter 11 Case is pending, and any Court having competent jurisdiction to hear appeals or certiorari proceedings therefrom.

j.           Effective Date - 30 days from the Confirmation Date.
CLASSES OF CLAIMS
Unimpaired Administrative Claims
Administrative Class 1:  The claims of counsel for the Debtor and counsel for the Creditors Committee.
Administrative Class 2:  The claims of the Office of U.S. Trustee and the United States Bankruptcy Court Clerk.
Impaired Administrative Claims
Administrative Class 3:  The claims of Anthony Paterra, CEO and Chairman of the Board of the Debtor for deferred compensation.  This claim is currently $45,666.
Unimpaired Priority Claims
Priority Class 4:  The claims of the employees for wages earned within ninety (90) ninety days of the cessation of the Debtor’s closure of its Indiana, Pennsylvania Plant, or earned within ninety days prior to the date of the filing of the chapter 11 Petition.  The Debtor estimates the allowed unsecured priority claims to be approx. $165,000.
Priority Class 5:  The claim of the Commonwealth of Pennsylvania Department of Revenue for unpaid taxes which is approximately $18,526.00.
Impaired Unsecured Claims
Unsecured Class 6:  The claims of general unsecured creditors.  The Debtor estimates that the allowed claims in this class total approximately $8,000,000.00.

Equity Security Holder Claims
Impaired Equity Security Holder Class 7:  This Class consists of the claims of preferred shareholders.  These preferred shareholder claims consist of approximately 116,822 issued and outstanding shares at $10.00 par value per share.
Unimpaired Equity Security Holder Class 8:  The claims of the common shareholders consist of approximately 6,500,000,000 shares issued and outstanding shares at $.10 par value per share.
TREATMENT OF CLAIMS
Unimpaired Administrative Claims
Administrative Class 1: These claimants will be paid in full on the Effective Date of the Plan.  These claims are estimated to be $90,000.00.
Administrative Class 2:  These claimants will be paid in full prior to the Effective Date.  These claims are less than $2,000.00.
Impaired Administrative Claim
Administrative Class 3:  This claimant will receive shares of common stock in the Reorganized Debtor in return for his claim for deferred compensation.  Additionally, this claimant and the Reorganized Debtor will enter into a consulting agreement providing for commercially reasonable terms and conditions including a non-compete covenant.
Unimpaired Priority Claims
Priority Class 4: These claimants will be paid the priority portion of their claims, in full, on or before the Effective Date.

Priority Class 5:  This claimant will be paid in full in no more than 72 amortized monthly installments, the first of which will commence on or before the Effective Date.  This claim will bear interest accruing post-confirmation at the prevailing interest rate for such claims in effect on the confirmation date.
Impaired Unsecured Claims
Unsecured Class 6:  These claimants will receive a pro-rata distribution of 6.5 Billion shares of common stock in the Reorganized Debtor.  Distributions will not be made for amounts of less than $50.00.  Any fraction of a share will be rounded to the nearest full share.  These shares will be restricted from trading as provided in the Disclosure Statement accompanying this Plan.  These claimants shall also receive a pro-rata distribution of the net proceeds of any fraudulent transfer action(s) pursued on behalf of the Debtor.  This includes a possible cause of action against Edward Lofton and Intco, Inc. stemming from a loan transaction between BICO and Intco, Inc.
Equity Security Holder Claims
Impaired Equity Security Holder Class 7:  These claimants will retain their interests in the Reorganized Debtor, provided however, their preferred shares will be redeemed by the Reorganized Debtor in exchange for 6,500,000,000 shares of common stock distributed on a pro-rata basis by the Reorganized Debtor during the course of the merger with cXc Services, Inc.
Unimpaired Equity Security Holder Class 8: The claimants will retain their shares of common stock.

EXECUTION OF THE PLAN
The Debtor has liquidated substantially all of its assets resulting in a fund on-hand of approximately $340,000.00.  Those funds will be used to pay the claims of the administrative and priority claimants as set forth in this Second Amended Plan of Reorganization and to fund the continued administration of the Debtor (including a cost reserve for counsel to pursue the fraudulent transfer action).  The Debtor has insufficient funds to pay for the accounting and securities law compliance requirements necessary to enable the Reorganized Debtor to continue as an ongoing concern to maintain the marketability of its securities in the over-the-counter market.
The Joint Plan Proponent and\or cXc will inject any needed sufficient funds into the Reorganized Debtor to finance the accounting and securities law compliance requirements necessary to enable the Reorganized Debtor to continue as an ongoing concern in the technological field, and to maintain the marketability of its securities in the over-the-counter market.  It is anticipated that after the merger with cXc, the Reorganized Debtor will be more able to utilize its net operating losses in excess of $250,000,000.00 and, thus, create new value for this Estate.  Such funding for compliances and the anticipated merger will enable all claimants to realize a recovery.  The preservation of an interest in the existing Equity holders is necessary to realize this recovery.  The Reorganized Debtor will have two classes of shares (preferred stock convertible to common stock, and common stock).

EXECUTORY AGREEMENTS AND LEASES
The Debtor rejects all leases and/or executory contracts not previously assumed by the Debtor, or assumed pursuant to this Plan.  Additionally, all Equityholder rights, including, but not limited to, warrants, options or rights of conversion or redemption not specifically provided for in this Plan are extinguished.  The Debtor does assume that certain Securities Purchase Agreement between BICO and J.P. Carey Asset Management involving the issuance of Series K Preferred Stock, and reserves the right to amend, extend and modify such agreement from time to time, as agreed by the parties to the agreement.
GOVERNANCE AND MANAGEMENT
The Debtor’s governance and management consists of Anthony Paterra, CEO and Boardmember.  The Reorganized Debtor’s governance and management will consist of Anthony Paterra, CEO and Board Member, as well as two additional Board Members designated by the shareholders of cXc Services, Inc. (the company to be merged with BICO).  The Reorganized Debtor will be governed by applicable law and its bylaws as amended or enacted.  Additionally the Board of the Reorganized Debtor will have the following special powers, none of which shall require the consent or affirmative vote of any shareholders:
a.	To combine cXc Services, Inc. into BICO and implement the terms of this Joint Plan of Reorganization;
b.	To designate officers and directors of the Reorganized Debtor for a period of 12 months, or until a merger is consummated, whichever is sooner;

c.	To increase the total authorized shares in the Reorganized Debtor up to a maximum of 250 billion shares;
d.	To reverse split or split the stock in the Reorganized Debtor as many times as desired for a period of 5 years from the Effective Date;
e.	To redeem the shares of the Class 7 Equityholders in exchange for 6,500,000,000 common shares of stock in the Reorganized Debtor;
f.	To impose commercially reasonable restrictions on the transfer of any issued stock;
g.	To amend BICO s bylaws and\or issue new bylaws for the Reorganized Debtor for a period of 2 years following the Effective Date;
h.	To issue restricted or unrestricted shares of BICO in such amounts and at such times to persons or entities who shall perform services for BICO, as the Board of Directors shall determine; and
i.
To assume, ratify, assign and\or amend that certain Securities Purchase Agreement between BICO and J.P. Carey Asset Management relating to BICO s Series K Convertible Preferred Stock, including but not limited to extending the maturity date of the agreement to September 1, 2007.

CONTESTED CLAIMS
The Debtor reserves the right to object to any claim, provided such objection is filed not later than 45 days after the confirmation date.

RETENTION OF JURISDICTION
The Court will retain jurisdiction of the Chapter 11 Case for the following purposes:
a.	To determine the allowance or disallowance of claims and interest(s).
b.	To fix the allowances of compensation and other administrative expenses.
c.	To determine any and all applications, objections, adversary proceedings and contested or litigated matters properly before the Court and pending on the effective date.
d.	To modify the Plan or remedy any defect or omission or reconcile any inconsistency in the order of confirmation to the extent authorized by the code.
e.	To enforce provisions of the Plan relating to payments and distributions to be made to the claimants.
f.	For such other matters as may be set forth in the order of confirmation or post-confirmation order.
MISCELLANEOUS
a.           Discharge.  On the Effective Date, except as otherwise set forth in the Plan, promises and obligations of the Debtor to make payments as provided for in the Plan will be in full and unconditional settlement, release, discharge and satisfaction of all claims existing against the Debtor of any nature whatsoever up to and through the date of confirmation.

b.           Amendment of the Plan.  The Debtor reserves the right in accordance with the code to amend or modify the Plan prior to the confirmation date.  After the confirmation date, the Debtor may, upon Order of Court in accordance with Section 1127(b) of the code, remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the intent and purposes of the Plan.
c.           Notices.  Any notices required under the Plan will be in writing and will be delivered personally or by facsimile message or by first class mail to:
i.           Any notice to the Debtor should be directed to:
Steven T. Shreve
303 Pitt Building
213 Smithfield Street
Pittsburgh, PA 15222
Phone (412) 281-6555
Facsimile (412) 281-6597
ii.           Any notice to the Plan Proponent should be directed to:
Robert O Lampl
960 Penn Avenue
Suite 1200
Pittsburgh, PA 15222
Phone (412) 392-0330
Facsimile (412) 392-0335

iii.           Any notice to a holder of an allowed claim or allowed interest, at the address set forth in its allowed proof of claim or proof of interest or, if none, at its address set forth in the schedule prepared and filed with the Court.

d.           Cramdown.  In the event all classes under the Plan do not accept the Plan in the requisite majorities, the Debtor will move the Court to confirm the Plan notwithstanding the rejection of any class, provided that at least one class of creditors whose claims are impaired under the Plan have accepted the Plan.  In such event, the Court will determine whether the Plan can be confirmed notwithstanding the rejection of the Plan by a class of creditors pursuant to Section 1129(b) of the Bankruptcy Code.
e.           Section 1145 Exemption.  The confirmation order will provide that the issuance of Common Stock in the Reorganized Debtor will be exempt from registration requirements in accordance with Section 1145 of the Bankruptcy Code.
f.           Section 1146 Exemption.  Pursuant to Section 1146(a) of the Bankruptcy Code, the issuance, transfer or exchange of any stock, debenture, bond, note or warrant will not be subject to any stamp tax, real estate transfer tax or similar tax.
g.           Post-Confirmation Fees, Final Decree.  The Reorganized Debtor will be responsible for payment of any post-confirmation fees due to the Office of the U.S. Trustee pursuant to 28 U.S.C. Section 1930 and the Reorganized Debtor will be responsible for administrative costs required, including, but not limited to legal fees which are necessary to implement the Plan.  The Reorganized Debtor will file applicable post-petition reports until a final decree is entered.  A final decree will be entered as soon as practicable.

h.           Effective Date.  For purposes of all determinations to be made pursuant to the code in respect to the Plan or any claims or Interests, the effective date of the Plan (Effective Date) will be 30 days after the confirmation date.
i.           Effect of Confirmation.  On the confirmation date, all of the provisions of the Plan will be binding on the Debtor, all claimants, all creditors and all interest holders and all other parties-in-interest who are affected (or whose interests may be affected) in any manner by the Plan except as specifically provided herein, the Debtor, his agents, servants, employees, accountants, attorneys will be released and forever discharged from any and against any and all claims or rights of creditors of the Debtor of any nature arising prior to the confirmation date and the rights of creditors of the Debtor of any nature arising prior to the confirmation date will be limited to those arising under the Plan.  In addition, upon confirmation, any and all claims of the Debtor will be retained by, or revert to the Debtor.  Nothing in this Plan will be construed to extinguish any such claim of the Debtor.
j.           Disputed Claims.  The Debtor reserves the right to object to the allowance of any claim asserted by any creditor or claimant by filing an objection to such claim.  In such event, the claim will be treated as a disputed claim under the Plan.  If any objection is filed to only a portion of a claim, the uncontested portion of the claim will be treated as an allowed claim and the holder thereof will receive a distribution on the uncontested portion in accordance with the applicable provisions of the Plan.  The contested portion will be treated as a disputed claim.  Upon resolution of a disputed claim, the Debtor will make distribution on any resulting allowed claim.

k.           Undeliverable Distributions.  If any claimant’s distribution is returned as undeliverable within 90 days, no further distribution will be made to that claimant until the Debtor is provided, in writing, claimant’s current address.  Any change in a claimant’s address must be reported to the Debtor by the claimant.
l.           Uncashed Checks.  Any disbursement made to a claimant under the Plan which is not negotiated after a period of 90 days from the date of issuance, may be dishonored by the Debtor and such failure to negotiate by the claimant will constitute a waiver of the claim with the funds at issue remaining the property of the Debtor.
m.           Minimum Distributions.  No distribution in an amount less than $100.00 will be made by the Debtor under the Plan.  Additionally, no stock will be issued to any claimant for less than 20,000 shares.
Respectfully Submitted,

DATE: 8/3/2004	/s/ ROBERT O LAMPL
ROBERT O LAMPL
PA I.D. # 19809
JOHN P. LACHER
PA I.D. # 62297
Counsel for the Plan Proponent
960 Penn Avenue, Suite 1200
Pittsburgh, PA 15222
(412) 392-0330

DATE: 8\3\2004	/s/ STEVEN T. SHREVE
STEVEN T. SHREVE
PA I.D. #59682
Counsel for the Debtor
303 Pitt Building
213 Smithfield Street
Pittsburgh, PA 15222
(412) 281-6555

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

IN RE:	Bankruptcy No. 03-23239-MBM

BICO, INC., f/k/a	Chapter 11
Biocontrol Technology, Inc.,
Document No.
Debtor.

CERTIFICATE OF SERVICE
I, Robert O Lampl and John P. Lacher, hereby certify, that on the 3rd day of August, 2004, I served a true and correct copy of the foregoing SECOND AMENDED JOINT PLAN OF REORGANIZATION upon the following:

Office of the U.S. Trustee
970 Liberty Center
1001 Liberty Avenue
Pittsburgh, PA 15222

/s/ ROBERT O LAMPL
ROBERT O LAMPL
PA I.D. # 19809
JOHN P. LACHER
PA I.D. # 62297
Counsel for the Plan Proponent
960 Penn Avenue, Suite 1200
Pittsburgh, PA 15222
(412) 392-0330

/s/ STEVEN T. SHREVE
STEVEN T. SHREVE
PA I.D. #59682
Counsel for the Debtor
303 Pitt Building
213 Smithfield Street
Pittsburgh, PA 15222
(412) 281-6555

ATTACHMENT B

Steven T. Shreve, Esq.
546 California Avenue
Avalon, Pennsylvania 15202
Phone: (412) 761-6110
Fax: (412) 761-9236

March 4, 2008

By Fax: (212) 658-9915

Mobiclear, Inc.
1 Wakonda
Dove Canyon, CA 92679
Attn: Anders Ericsson

Re:           MOBICLEAR, INC.

Ladies and Gentlemen:

I acted as bankruptcy counsel to BICO, Inc., now known as MobiClear, Inc. (“Company”) from the date of its Chapter 11 bankruptcy filing in the Western District of Pennsylvania at Bankruptcy No. 03-23239-MBM in March, 2003 until after its emergence from Chapter 11 in December of 2004.  I represented BICO in negotiating, preparing and filing of the Second Amended Joint Plan of Reorganization dated August 3, 2004.  This reorganization plan was approved by Order of Court of the Western District of Pennsylvania dated October 14, 2004.

Subsequent to its emergence from bankruptcy, BICO, Inc. became known as MobiClear, Inc.  Thereafter, “on August 14, 2006, all of the stock of MobiClear, Ltd. was acquired by MobiClear, Inc. in a transaction which is accounted for as a reverse acquisition. . .”  See MobiClear, Inc. 10QSB for 9/30/2007.

MobiClear, Inc. has requested that I review whether Company was and/or is authorized to issue certain freely tradeable shares referred to in this letter pursuant to a Securities Purchase Agreement assumed by Company in its bankruptcy plan or reorganization.  The shares issued by Company are not restricted on their legend in any way, and are being issued pursuant to the Chapter 11 reorganization plan.

In connection with this request, I have reviewed and relied upon: (i) BICO’s Second Amended Joint Plan of Reorganization and Disclosure Statement dated August 3, 2004; (ii) the Order of Court dated October 14, 2004 approving the Second Amended Joint Plan of Reorganization; (iii) relevant provisions of the United States Bankruptcy Code, 11 U.S.C. § 101, et seq. (including 11 U.S.C. § 1145); & (iv) a letter to the SEC dated September 20, 2004 by attorney Robert O. Lampl, Esq., attorney for the Joint Plan proponent (the “Letter”).

In issuing this letter, I have not considered state securities laws generally which may or may not apply to Company or the shares issued by it.  As to any facts material to this opinion, I have, without independent investigation, relied on statements of officers or other representatives of the Company.  I have assumed, but not verified, that the Company is properly incorporated under the laws of the location of the incorporation.  I have also assumed, but not verified, that the reverse acquisition of MobiClear, ltd. by MobiClear, Inc. on or about August 14, 2006 was proper and in accordance with all existing controlling statutes and regulations.  Further, I have also assumed, but not verified, that Company’s Board of Directors has fully and properly authorized the issuance of shares, and that Company is complying with the terms of that certain Securities Purchase Agreement between Company and J.P. Carey Asset Management (the “Securities Agreement”).

It is my opinion that Company was and is authorized to issue freely tradeable stock pursuant to the Securities Agreement (subject to the terms and conditions of the Securities Agreement).  I am unaware of any Court order obtained from any Court having jurisdiction over Company which restricts Company from issuing or selling shares issued per the Securities Agreement.  Further, two separate provisions of BICO’s Second Amended Joint Plan of Reorganization and Disclosure Statement support the ability for the Company to issue such unrestricted shares.  Page 7 of the Second Amended Joint Disclosure Statement provides that “[t]his agreement {the Securities Agreement} permits BICO to raise revenue by selling stock in a less costly manner than by issuing a secondary offering.”  The Second Amended Joint Plan of Reorganization provides to the Board of Directors of BICO the special power “to assume, ratify, assign and/or amend that certain Securities Purchase Agreement between BICO and J.P. Carey Asset Management relating to BICO’s Series K Convertible Preferred Stock. . . .”  The Letter addresses concerns regarding the applicability of the § 1145 exemption raised by the SEC: the Securities Agreement was not an issue raised by the SEC.  Subsequent to the Letter, the SEC consented to the Order approving Company’s plan of reorganization.  Finally, the Second Amended Disclosure Statement also grants to Company certain enumerated special powers, including the ability to “issue restricted or unrestricted shares of stock in such amounts and at such times to persons or entities who shall perform services . . . as the Board of Directors shall determine.

My opinion does not change as a result of the 1,500 to 1 reverse stock split which occurred in the third quarter of 2006 pursuant to Company’s merger with BICO, Inc.  This transaction reduced the number of outstanding shares significantly, but did not reduce the number of authorized shares of Company.  The remaining shares of stock referred to in the Securities Agreement are authorized but not issued.  This opinion is limited to and conditioned upon, the facts as stated herein.

I am a member of the bar of the Commonwealth of Pennsylvania and am not licensed or admitted to practice law in any other jurisdiction.  Accordingly, I express no opinion with respect to the laws of any jurisdiction other than the laws of the Commonwealth of Pennsylvania, the Pennsylvania Business Corporation Law, and the United States Bankruptcy Code.

I assume no obligation to advise the Company of any changes to this opinion which may come to my attention after the date hereof: this opinion is limited to a review of law and documentation as of the date of this letter, and does not take into account any future changes in law, or a future interpretation of any current law.  This opinion may not be relied upon or furnished to any other person or entity except the addressee hereof, unless I provide my express written consent.

Very truly yours,

/s/ Steven Shreve
Steven T. Shreve
STS/sak

Steven T. Shreve, Esq.
546 California Avenue
Avalon, Pennsylvania 15202
Phone: (412) 761-6110
Fax: (412) 761-9236

September 3, 2008

By Fax: (801) 359-3954

MobiClear, Inc.
27th Floor, Chatham House
116 Valero cor. V.A. Rufino Sts.
Salcedo Village, Makati City
Philippines

Re:           MOBICLEAR, INC.

Ladies and Gentlemen:

I acted as bankruptcy counsel to BICO, Inc., now known as MobiClear, Inc. (“Company”) from the date of its Chapter 11 bankruptcy filing in the Western District of Pennsylvania at Bankruptcy No. 03-23239-MBM in March, 2003 until after its emergence from Chapter 11 in December of 2004.  I represented BICO in negotiating, preparing and filing of the Second Amended Joint Plan of Reorganization dated August 3, 2004 (the “Plan”).  This Plan was approved by Order of Court of the Western District of Pennsylvania dated October 14, 2004 (the “Order”).

Subsequent to its emergence from bankruptcy, BICO, Inc. became known as MobiClear, Inc.  Thereafter, “[o]n August 14, 2006, all of the stock of MobiClear, Ltd. was acquired by MobiClear, Inc. in a transaction which is accounted for as a reverse acquisition. . .”  See MobiClear, Inc. 10QSB for 9/30/2007.

MobiClear, Inc. has requested that I opine: 1) whether or not Company was and/or is authorized to issue certain freely tradeable shares referred to in this letter pursuant to a certain Securities Purchase Agreement assumed by Company (the “SPA”) in its bankruptcy plan or reorganization; 2) whether or not the number of shares issued pursuant to the SPA are limited to 16% of the issued and outstanding shares of Company; 3) whether or not the SPA may be amended to continue beyond September 1, 2007; 4) whether or not Company may issue more than the number of shares permitted by the SPA; and 5) whether or not Company may issue freely tradeable shares pursuant to the SPA after November 14, 2009.

In connection with these requests, I have reviewed and relied upon: (i) BICO’s Second Amended Joint Plan of Reorganization dated August 3, 2004 (and related documents); (ii) the Order of Court dated October 14, 2004 approving the Second Amended Joint Plan of Reorganization; (iii) relevant provisions of the United States Bankruptcy Code, 11 U.S.C. § 101, et seq. (including 11 U.S.C. § 1145); & (iv) a letter to the SEC dated September 20, 2004 by attorney Robert O. Lampl, Esq., attorney for the Joint Plan proponent (the “Lampl Letter”).

In issuing this letter, I have not considered state securities laws generally which may or may not apply to Company or the shares issued by it.  As to any facts material to this opinion, I have, without independent investigation, relied on statements of officers or other representatives of the Company.  I have assumed, but not verified, that the Company is properly incorporated under the laws of the location of the incorporation.  I have also assumed, but not verified, that the reverse acquisition of MobiClear, ltd. by MobiClear, Inc. on or about August 14, 2006 was proper and in accordance with all existing controlling statutes and regulations.  Further, I have also assumed, but not verified, that Company’s Board of Directors has fully and properly authorized the issuance of shares.

This opinion letter supersedes any and all prior opinion letters given by me to the Company concerning any of the matters addressed in this opinion.  This opinion letter may be relied on by the Company and by the Company’s stock transfer agent, Continental Stock Transfer Co.

Question 1:  It is my opinion that Company was and is authorized to issue freely tradeable stock pursuant to the SPA, subject to the terms and conditions of the SPA and the October 14, 2004 Order of the Bankruptcy Court.

The Debtor’s Plan of Reorganization as confirmed approved a number of rights and powers to be utilized by the reorganized Debtor, including the right “[t]o issue restricted or unrestricted shares of [the reorganized Debtor] in such amounts and at such times to persons or entities who shall perform services for [the reorganized Debtor] as the Board of Directors shall determine.”  Plan at page 7.

The Plan and related documents specifically authorize the Company to issue SPA shares.  The Plan grants to the Board of Directors of reorganized Debtor a number of special powers, including the power “[t]o assume, ratify, assign and\or amend that certain Securities Purchase Agreement between BICO and J.P. Carey Asset Management relating to BICO’s Series K Convertible Preferred Stock. . . . , including but not limited to extending the maturity date of the agreement to September 1, 2007.”  See Page 8, Section 1 of the Plan.

The Second Amended Joint Disclosure Statement (which accompanied the Debtor’s Plan) further elaborates on the SPA, providing on page 7 that “[t]his agreement {the SPA} permits BICO to raise revenue by selling stock in a less costly manner than by issuing a secondary offering.”  Id.

The Order provides that:

[t]he Second Amended Joint Plan of Reorganization dated August 3, 2004 be and hereby is CONFIRMED . . . the Debtor is authorized to implement the Second Amended Joint Plan of Reorganization and merger with cXc Services, Inc.; . . .

Pursuant to 11 U.S.C. § 1145(a), the securities of the Debtor issued to, or retained by, claimants and interestholders pursuant to the Second Amended Plan are exempt from registration under Section 5 of the Securities Act of 1993 and any state or local law requiring registration for offer or sale, except with respect to an underwriter as that term is defined in 11 U.S.C. § 1145(b).

The Lampl Letter addresses concerns regarding the applicability of the § 1145 exemption raised by the SEC: the SPA was not an issue raised by the SEC.  Subsequent to the Letter, the SEC consented to the Order approving the plan of reorganization.

The SPA shares issued by Company are not restricted on their legend in any way, and are being issued pursuant to the Chapter 11 reorganization plan approved by the October 14, 2004 Order of Court.  I am unaware of any Court order obtained from any Court having jurisdiction over Company which restricts Company from issuing or selling the SPA shares.

My opinion does not change as a result of the 1,500 to 1 reverse stock split which occurred in the third quarter of 2006 pursuant to Company’s merger with BICO, Inc. or as a result of the 250 to 1 reverse stock split that occurred in July 2008.  These transactions reduced the number of outstanding shares significantly, but did not reduce the number of authorized shares of Company.  The remaining shares of stock referred to in the SPA are authorized but not issued.

These shares may be issued without a restrictive legend on placed on any of the shares pursuant to Section 3(a)(7) of the Securities Act of 1933, which applies to, among other things, shares issued pursuant to an approved Chapter 11 plan of reorganization.

It is also my opinion that, when these shares are issued by the Company, the shares will be legally issued, fully paid and nonassessable.

Question 2:  It is my opinion that the number of shares issued pursuant the SPA is not limited to 16% of the authorized and outstanding shares of the Company.  While the percentage of possible SPA shares to total authorized shares was 16% as of the Effective Date of the Plan, the subsequent reverse stock split(s) have increased this percentage.  This is due to the fact that under applicable and prevailing law, a Company which engages in a reverse stock split of issued and outstanding stock is not required to also reverse split the authorized but unissued stock.  Given that the Plan permits an unlimited amount of stock splits or reverse splits within the 5 year period following the Effective Date of the Plan, the 16% percentage will inevitably fluctuate.

Question 3:  It is my opinion that the SPA may be amended to be extended beyond September 1, 2007.

As noted above, the Plan grants to the Board of Directors of reorganized Debtor a number of special powers, including the power “[t]o assume, ratify, assign and\or amend that certain Securities Purchase Agreement between BICO and J.P. Carey Asset Management relating to BICO’s Series K Convertible Preferred Stock . . . . , including but not limited to extending the maturity date of the agreement to September 1, 2007.”  See Page 8, Section I of the Plan.  I believe that the intent of this language was to clarify that the Board of Directors of Company could amend the SPA as needed until 5 years from the Effective Date of the Plan.  The September 1, 2007 date was merely illustrative (hence the words “but not limited to” appearing before the listed date.

Question 4:  It is my opinion that Company may not issue more than 40,000,000,000 shares of stock pursuant to the SPA.

Although I find no specific language in the reviewed documents on this issue, I believe that the intent (and a fair interpretation) of the Plan and Order is to limit shares issued pursuant to the SPA to the stated amount.

Question 5:  It is my opinion that Company may not issue shares pursuant to the SPA after November 14, 2009.

Although I find no specific language in the reviewed documents on this issue, I believe that the intent (and a fair interpretation) of the Plan and Order is to limit the time for issuances of stock pursuant to the SPA to 5 years from the Effective Date, the identical period which the Company is authorized to reverse split or split the stock.

This opinion is limited to and conditioned upon, the facts as stated herein.

I am a member of the bar of the Commonwealth of Pennsylvania and am not licensed or admitted to practice law in any other jurisdiction.  Accordingly, I express no opinion with respect to the laws of any jurisdiction other than the laws of the Commonwealth of Pennsylvania, the Pennsylvania Business Corporation Law, the United States Bankruptcy Code, and the Securities Act of 1933.

I assume no obligation to advise the Company of any changes to this opinion which may come to my attention after the date hereof: this opinion is limited to a review of law and documentation as of the date of this letter, and does not take into account any future changes in law, or a future interpretation of any current law.  This opinion may not be relied upon or furnished to any other person or entity except the addressee hereof, unless I provide my express written consent.

Very truly yours,

/s/ Steven Shreve
Steven T. Shreve
STS/sak
pc.           Kevin Timken, Esq.
Kruse Landa Maycock & Ricks, LLC
136 East South Temple
Twenty-First Floor
Salt Lake City, UT 84111

ATTACHMENT C
INTELLIGENT COMMUNICATION ENTERPRISE CORPORATION
ANALYSIS OF COMMON STOCK ISSUANCES
OCTOBER 14, 2004, TO APRIL 13, 2010

					Restrictive
					Legend ("R")
			Number of	Filing	No Restrictive
Date	Investor	Reference	Shares	Reference	Legend ("N")	Comments

Balance forward, 10/01/04			7,387,507,775
Adjust for bankruptcy confirmation			(20,000,000)
Bankruptcy settlements
Creditors			6,493,231,953
Preferred shares			6,329,530,494
Bankruptcy services			5,500,000,000
10/27/04	PHD investor (Pastore)		220,458,554		N
	PHD investor (Ramshead Holdings)		220,458,554		N
12/23/04	JP Carey		50,000,000		N
	PHD investor (Sugarman)		677,787,877		N
	PHD investor (Kahn)		75,757,575		N
Private placements	JP Carey	**	1,000,000,000		N
12/31/04	Balance		27,934,732,782

04/14/05	Kazup (bankruptcy settlement)		6,768,039
04/28/05	PHD investor (Lyons)		14,285,715		N
05/02/05	TJ Management Group		525,000,000
05/03/05	PHD investor (Sugarman)		169,446,969		N
	PHD investor (Kahn)		18,939,393		N
	PHD investor (Ramshead)		120,456,554		N
	PHD investor (Pastore)		42,160,492		N
05/09/05	PHD investor (Pastore)		35,000,000		N
05/13/05	PHD investor (Ramshead)		(43,296,062)		N
06/20/05	Sprout Investments		100,000,000
08/12/05	PHD investor (Ramshead)		1,750,000,000		N
08/23/05	PHD investor (Sugarman)		1,000,000,000		N
08/30/05	TJ Management Group		625,000,000
09/09/05	PHD Capital		100,000,000
09/14/05	Richard Stanton		250,000,000
	Richard Walker		250,000,000
	Thomas Gavin		160,000,000
10/25/05	PHD investor (R Sugarman)		303,030,300		N
	PHD investor (R Sugarman)		303,030,300		N
	PHD Capital		60,606,060
10/30/05	John Forsythe		40,624,500
11/18/05	PHD investor (Pastore)		303,030,300		N
	PHD Capital		30,303,030
12/31/05	Balance		34,099,118,372

02/20/06	K&S Raznick		453,467,011	8-K, 02/22/06		convert pref shares
	RFK Investments		98,995,854	8-K, 02/22/06		convert pref shares
	J. Raznick		98,995,854	8-K, 02/22/06		convert pref shares
	R. Greenwood		131,994,473	8-K, 02/22/06		convert pref shares
	M. DiCamillo		98,995,854	8-K, 02/22/06		convert pref shares
	Rundels Family Trust		65,997,236	8-K, 02/22/06		convert pref shares
	J. Hannesson		32,998,618	8-K, 02/22/06		convert pref shares
	J. Bologna		57,747,582	8-K, 02/22/06		convert pref shares
	A. Cirilli		49,497,927	8-K, 02/22/06		convert pref shares
	J. Giaier		57,747,582	8-K, 02/22/06		convert pref shares
	P. Janssen		160,043,298	8-K, 02/22/06		convert pref shares
	I. Kebler		49,497,927	8-K, 02/22/06		convert pref shares
	Merrax Investments		49,497,927	8-K, 02/22/06		convert pref shares
	C&S Pritchard		49,497,927	8-K, 02/22/06		convert pref shares
	J. Yaldoo		8,513,643	8-K, 02/22/06		convert pref shares
	D. Blair		186,442,193	8-K, 02/22/06		convert pref shares
02/22/06	Greenwood		300,000,000	2005 10-K	R
	Dicamillo		408,214,486	2005 10-K	R
	Rundles		251,208,371	2005 10-K	R
	Hannesson		376,162,171	2005 10-K	R
	Kebler		71,428,571	2005 10-K	R
03/01/06	Topcast Management		100,000,000		N

ATTACHMENT C
INTELLIGENT COMMUNICATION ENTERPRISE CORPORATION
ANALYSIS OF COMMON STOCK ISSUANCES
OCTOBER 14, 2004, TO APRIL 13, 2010

					Restrictive
					Legend ("R")
				Filing	No Restrictive
	Investor	Reference	Number of Shares	Reference	Legend ("N")	Comments
03/13/06	PHD Individual (Pastore)		25,000,000		N
	PHD Individual (Kahn)		25,000,000		N
	PHD Individual (Ramshead Holdings)		400,000,000	8-K, 08/15/06	N
	PHD individual (M Moretti)		200,000,000	8-K, 08/15/06	N
	PHD individual (P Pastore)		200,000,000	8-K, 08/15/06	N
	PHD Capital fees (J Eisenman)		40,000,000	8-K, 08/15/06	N
	PHD Capital fees (N Braff)		40,000,000	8-K, 08/15/06	N
	PHD individual (L Kahn)		40,000,000	8-K, 08/15/06	N
	Vegas Wireless		294,280,303	8-K, 08/15/06	N
	Topcast Management		100,000,000	8-K, 08/15/06	N
	reverse JP Carey (bankruptcy)	**	(1,000,000,000)	8-K, 08/15/06
07/20/06	Topcast Management		450,000,000
	Balance		38,070,343,180

Balance forward	1,500 for 1		25,380,229

08/14/06	PHD Capital		6,880,752	8-K, 08/15/06
	Topcast Management Ltd.		6,880,752	8-K, 08/15/06
	Stephen Czarnik		2,752,302	8-K, 08/15/06
	Mobiclear Ltd. (merger)		235,699,530	8-K, 08/15/06	R
09/30/06	Balance		277,593,565

10/10/06	JP Carey		10,660,000	2006 - 10-KSB	N
10/23/06	PHD individual investors	11	7,000,000	2006 - 10-KSB	N
11/06/06	JP Carey		10,000,000	2006 - 10-KSB	N
	PHD individual investors	11	10,500,000	2006 - 10-KSB	N
11/16/06	PHD individual investors	11	10,500,000	2006 - 10-KSB	N
11/20/06	PHD individual investors	11	5,627,225	2006 - 10-KSB	N
12/12/06	PHD individual investors	12	5,572,115	2006 - 10-KSB	N
12/21/06	PHD individual investors	12	968,992	2006 - 10-KSB	N
12/22/06	NDS Capital		20,000,000	2006 - 10-KSB
12/23/06	JP Carey		2,000,000	2006 - 10-KSB	N
12/26/06	JP Carey		2,000,000	2006 - 10-KSB	N
12/31/06	Balance		362,421,897

01/03/07	PHD individual investors	13	5,514,706	2007 Q1 10-QSB	N
02/02/07	JP Carey		2,000,000	2007 Q1 10-QSB	N
03/05/07	JP Carey		3,000,000	2007 Q1 10-QSB	N
03/20/07	PHD individual investors	6	3,050,000	2007 Q1 10-QSB	N
03/31/07	Balance		375,986,603

04/08/07	NDS Capital		833,333	2007 Q2 10-QSB
04/13/07	PHD individual investors	6	1,260,345	2007 Q2 10-QSB	N
04/17/07	PHD individual investors	6	429,947	2007 Q2 10-QSB	N
05/10/07	PHD individual investors	7	12,250,000	2007 Q2 10-QSB	N
06/12/07	PHD individual investors	7	24,500,000	2007 Q2 10-QSB	N
06/30/07	Balance		415,260,228

07/05/07	PHD individual investors	7	14,124,336	2007 Q3 10-QSB	N
	PHD individual investors	7	15,745,034	2007 Q3 10-QSB	N
	PHD individual investors	7	6,879,630	2007 Q3 10-QSB	N
08/12/07	PHD individual investors (Worldwide)		1,200,000	2007 Q3 10-QSB	N
09/05/07	PHD individual investors	8	3,350,000	2007 Q3 10-QSB	N
09/29/07	reverse adjusts by TA		45,752	2007 Q3 10-QSB
09/30/07	Balance		456,604,980

10/02/07	PHD Capital (warrant conversion)		3,359,375	2007 10-KSB	R
10/08/07	PHD individual investors	9	15,684,121	2007 10-KSB	N
10/22/07	Eurolawyers		1,859,340	2007 10-KSB
	Silent Fiction		1,804,917	2007 10-KSB
	SPI		2,520,833	2007 10-KSB
	Scirptum		6,944,444	2007 10-KSB
	IMFI		3,472,222	2007 10-KSB
11/05/07	PHD individual investors	9	14,000,000	2007 10-KSB	N
	PHD Capital - fee		6,000,000	2007 10-KSB	N

ATTACHMENT C
INTELLIGENT COMMUNICATION ENTERPRISE CORPORATION
ANALYSIS OF COMMON STOCK ISSUANCES
OCTOBER 14, 2004, TO APRIL 13, 2010

					Restrictive
					Legend ("R")
				Filing	No Restrictive
	Investor	Reference	Number of Shares	Reference	Legend ("N")	Comments
11/15/07	PHD individual investores (adjustment)	10	(2,784,723)	2007 10-KSB	N
	TXL		6,694,285	2007 10-KSB
12/07/07	Anders Ericsson		3,908,049	2007 10-KSB	R	former CEO/director
	IRG		300,000	2007 10-KSB	R
12/19/07	PHD individual investors	9	8,365,487	2007 10-KSB	N
	PHD Capital - fee		5,000,000	2007 10-KSB	N
12/31/07	Scriptum		5,770,833	2007 10-KSB
	Transsafe		1,000,000	2007 10-KSB
	SPI		3,318,784	2007 10-KSB
	Eurolawyers (Pateoria)		5,384,250	2007 10-KSB
	BSG Valentines		4,520,444	2007 10-KSB
12/31/07	Balance		553,728,141

01/02/08	PHD individual investors		3,087,053	2007 10-KSB	N
01/23/08	PHD individual investors	5	4,911,300	2007 10-KSB	N
02/01/08	PHD individual investors	5	12,305,330	2007 10-KSB	N
02/08/08	PHD individual investors	5	2,304,745	2007 10-KSB	N
02/15/08	PHD individual investors	5	1,119,630	2007 10-KSB	N
02/25/08	PHD individual investors	5	3,458,250	2007 10-KSB	N
	Atlantis Capital		25,000,000	2007 10-KSB	N
03/03/08	PHD individual investors	5	7,641,037	2007 10-KSB	N
03/09/08	Ian Simpkin		4,906,785	2007 10-KSB	R
03/13/08	PHD individual investors	5	11,907,209	2007 10-KSB	N
03/14/08	Simoun Ung		4,520,500	2007 10-KSB	R	former director
03/19/08	PHD individual investors	5	53,625,194	2007 10-KSB	N
03/21/08	TXL		4,784,696	2007 10-KSB
	Dian Griesel		4,240,000	2007 10-KSB	R
	J. Kevin Moran		1,060,000	2007 10-KSB	R
03/22/08	EBSG		12,130,482	2007 10-KSB	N / R
	Transsafe		11,295,176	2007 10-KSB	N / R
	CMB		8,994,956	2007 10-KSB	R
03/27/08	PHD individual investors	5	15,885,258	2007 10-KSB	N
03/31/08	Balance		746,905,742

04/15/08	PHD individual investors	5	39,189,487	2008 Q1 10-Q	N
04/23/08	PHD individual investors	5	17,021,851	2008 Q1 10-Q	N
04/25/08	Atlantis Capital		44,999,800	2008 Q1 10-Q	N
04/30/08	PHD individual investors	5	30,500,000	2008 Q1 10-Q	N
05/01/08	PHD individual investors	5	37,500,000	2008 Q1 10-Q	N
05/07/08	PHD individual investors	5	27,868,305	2008 Q1 10-Q	N
	Goulard		189,403,286	2008 Q1 10-Q	R
	Imfi		120,412,215	2008 Q1 10-Q	R
	Scriptum		135,884,911	2008 Q1 10-Q	R
	PHD Capital - fees		10,000,000	2008 Q1 10-Q	N
	Maja Kurelic		200,000	2008 Q2 10-Q	R
	Ironroad		33,783,784	2008 Q2 10-Q	R
05/15/08	PHD individual investors	4	35,246,328	2008 Q2 10-Q	N
05/16/08	PHD individual investors	4	6,000,000	2008 Q2 10-Q	N
05/23/08	PHD individual investors	4	44,489,677	2008 Q2 10-Q	N
05/27/08	PHD individual investors	4	14,263,995	2008 Q2 10-Q	N
05/29/08	Atlantis Capital		50,000,200	2008 Q2 10-Q	N
06/10/08	PHD individual investors	4	60,000,000	2008 Q2 10-Q	N
06/12/08	PHD individual investors	4	3,898,847	2008 Q2 10-Q	N
06/27/08	Atlantis Capital		41,882,300	2008 Q2 10-Q	N
06/30/08	Balance		1,689,450,728

07/01/08	Atlantis Capital		8,117,700	2008 Q2 10-Q	N
07/02/08	PHD individual investors	3	100,000,000	2008 Q2 10-Q	N
07/21/08	PHD individual investors	3	100,000,000	2008 Q2 10-Q	N
	Atlantis Capital		31,157,011	2008 Q2 10-Q	N
	Atlantis Capital		40,000,000	2008 Q2 10-Q	N
	Balance		1,968,725,439

Reverse split	250 for 1		7,874,902

ATTACHMENT C
INTELLIGENT COMMUNICATION ENTERPRISE CORPORATION
ANALYSIS OF COMMON STOCK ISSUANCES
OCTOBER 14, 2004, TO APRIL 13, 2010

					Restrictive
					Legend ("R")
				Filing	No Restrictive
	Investor	Reference	Number of Shares	Reference	Legend ("N")	Comments
07/22/08	Atlantic Capital		24,000	2008 Q2 10-Q	N
07/24/08	Atlantic Capital		42,000	2008 Q2 10-Q	N
	Atlantic Capital		50,000	2008 Q2 10-Q	N
	Bastion Payment Systems		5,000,000	2008 Q2 10-Q	R	affiliated with former director
07/25/08	Atlantis Capital		20,000	2008 Q2 10-Q	N
07/28/08	Atlantis Capital		45,063	2008 Q2 10-Q	N
07/29/08	Atlantis Capital		50,000	2008 Q2 10-Q	N
07/31/08	Atlantis Capital		40,000	2008 Q2 10-Q	N
08/01/08	Atlantis Capital		44,309	2008 Q2 10-Q	N
08/02/08	PHD individual investors	3	500,000	2008 Q2 10-Q	N
08/13/08	PHD individual investors	3	500,000	2008 Q3 10-K	N
08/13/08	PHD individual investors	3	796,993	2008 Q3 10-K	N
08/20/08	S. Cutler		24,000	2008 Q3 10-K	R	former CEO
	E. Pooley		12,000	2008 Q3 10-K	R
	K. Telford		68,219	2008 Q3 10-K	R	former CFO / corp secretary
09/19/08	Bastion Payment Systems		1,250,000	8-K, 10/13/08	R	affilated with former director
	PHD Capital - fees		156,244	2008 Q3 10-K	N
09/30/08	Balance		16,497,730

10/02/08	PHD individual investors	2	2,000,000	2008 Q3 10-K	N
10/08/08	PHD individual investors	2	356,051	2008 Q3 10-K	N
10/17/08	Atlantis Capital		133,864	2008 Q3 10-K	N
10/20/08	Atlantis Capital		150,000	2008 Q3 10-K	N
10/21/08	Atlantis Capital		95,450	2008 Q3 10-K	N
10/22/08	Atlantis Capital		120,686	2008 Q3 10-K	N
10/24/08	PHD individual investors	2	2,000,000	2008 Q3 10-K	N
11/03/08	PHD individual investors	2	2,000,000	2008 Q3 10-K	N
11/06/08	Atlantis Capital		125,000	2008 Q3 10-K	N
11/11/08	Atlantis Capital		242,495	2008 Q3 10-K	N
11/12/08	Atlantis Capital		107,700	2008 Q3 10-K	N
11/13/08	Atlantis Capital		24,805	2008 Q3 10-K	N
12/01/08	PHD Capital - fees		330,970	2008 10-K	N
12/08/08	PHD individual investors	2	3,181,446	2008 10-K	N
	Stiltwood (convert warrants)		500,000	2008 10-K	R
12/11/08	PHD individual investors	2	6,418,554	2008 10-K	N
12/12/08	PHD individual investors	2	13,050,585	2008 10-K	N
12/17/08	PHD individual investors	2	20,292,132	2008 10-K	N
12/31/08	Balance		67,627,468

02/03/09	Atlantis Capital		1,164,294	2008 10-K	N
02/04/09	Atlantis Capital		254,700	2008 10-K	N
02/05/09	Atlantis Capital		245,000	2008 10-K	N
02/06/09	Atlantis Capital		391,800	2008 10-K	N
02/09/09	Atlantis Capital		501,000	2008 10-K	N
02/10/09	Atlantis Capital		134,999	2008 10-K	N
02/11/09	Atlantis Capital		308,207	2008 10-K	N
03/09/09	Transpacific Broadcast Group		9,600,000	8-K, 02/23/09	R
03/31/09	PHD individual investors	1	12,412,265	2008 10-K	N
03/31/09	Balance		92,639,733

04/20/09	Ernst Clauder		12,600,000	2009, Q1 10-Q	R
	Eurolawyers		5,000,000	2009, Q1 10-Q	R
05/12/09	PHD individual investors	1	13,844,356	2008 10-K	N
06/12/09	PHD individual investors	1	3,256,967	2009, Q2 10-Q	N
06/16/09	PHD individual investors	1	3,612,922	2009, Q2 10-Q	N
06/30/09	Balance		130,953,978

ATTACHMENT C
INTELLIGENT COMMUNICATION ENTERPRISE CORPORATION
ANALYSIS OF COMMON STOCK ISSUANCES
OCTOBER 14, 2004, TO APRIL 13, 2010

					Restrictive
					Legend ("R")
				Filing	No Restrictive
	Investor	Reference	Number of Shares	Reference	Legend ("N")	Comments

10/30/09	Gain State		76,620	8-K; 11/04/09	R
	Whitefields Capital		999,020	8-K; 11/04/09	R
11/11/09	DBP Holdings		211,814	8-K; 11/17/09	N	convertible note-144 holding period satisfied
	Orient Giant		473,774	8-K; 11/17/09	N	convertible note-144 holding period satisfied
11/12/09	Bruno Sorrentino		1,500,000	8-K; 11/17/09	R
	Goh Wan Nee		2,047,500	8-K; 11/17/09	R
	Crayton Finance		8,504,682	8-K; 11/17/09	R
	Kuruthukulam Sebatian Anthony		2,452,500	8-K; 11/17/09	R
	Bala Balamurali		3,580,424	8-K; 11/17/09	R
	Group Lion		268,984	8-K; 11/17/09	N	convertible note-144 holding period satisfied
12/15/09	Mohideen Abdul Kader		150,000	S-8; 01/15/10	N	registered
12/31/09	Balance		20,793,706

01/06/10	Mihai Ivanov		200,000	S-8; 01/15/10	N	registered
01/11/10	Alvin Co		150,000	S-8; 01/15/10	N	registered
01/20/10	Crayton Financial		5,648,241	S-8; 01/15/10	R
	Alexei Pashovsky		2,520,000	S-8; 01/15/10	R
	Mark Hoegarts		1,380,000	S-8; 01/15/10	R
	Philip Hoegarts		100,000	S-8; 01/15/10	R
	Balance		30,791,947

Forward Split	1 for 3		92,375,841

03/31/10	Mohideen Abdul Kader		450,000	S-8; 01/15/10	N	registered
	Mihai Ivanov		450,000	S-8; 01/15/10	N	registered
	Alvin Co		450,000	S-8; 01/15/10	N	registered

03/31/10	Balance		93,725,841

ATTACHMENT C
INTELLIGENT COMMUNICATION ENTERPRISE CORPORATION
NOTES TO ANALYSIS OF COMMON STOCK ISSUANCES
OCTOBER 14, 2004, TO APRIL 13, 2010

Reference	Description

**	These entries show the issuance and cancellation of 1,000,000,000 shares; the Company believes these shares were never in fact issued or were issued and then cancelled.

1	Individual investors include:
D. Pastore; P. Pastore; E. Sugarman; Ramshead Holdings; Worldwide; D. Lamplough; J. Maya
R. Tedder; L. Abrams; T. Liebowitz; L. Kahn

2	Individual investors include:
D. Pastore; P. Pastore; E. Sugarman; Ramshead Holdings; R. Tedder; Worldwide
D. Lamplough; A. Angus; J. Maya; T. Liebowitz

3	Individual investors include:
P. Pastore; Starling Corp; Worldwide; J. Maya; E. Sugarman

4	Individual investors include:
P. Pastore; Starling Corp; Worldwide; J. Maya; T. Liebowitz

5	Individual investors include:
A. Angus; L. Kahn; Davis; P. Pastore; E. Sugarman; Worldwide; J. Maya; T Liebowitz

6	Individual investors include:
Davis, Sugarman, Angus, Pastore, Maya, Moretti

7	Individual investors include:
David, Maya, Liebowitz, Ramshead, Klissman, Kahn, Sterling, Lamplough, Angus,
Sugarman, Pastore, Moretti

8	Individual investors include:
Maya, Ramshead, Klissman, Worldwide, Moretti

9	Individual investors include:
Davis, Maya, Liebowitz, Ramshead, Abrams, Worldwide
Lamplough, Angus, Sugarman, Pastore, Moretti

10	Individual investors include:
Lamplough, Starling, Kahn

11	Individual investors include:
Sharp, Chernoff, Lamplough, Angus, Abrams

12	Individual investors include:
Davis, Sugarman, Pastore

13	Individual investors include:
Davis, Sugarman, Sterling, Angus